The Center for Wound Healing, Inc.
155 White Plains Road
Tarrytown, NY 10591

October 2, 2008

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street NE
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

RE:	The Center for Wound Healing, Inc. Form 10-KSB for Fiscal Year Ended June 30, 2007 File No.: 000-51317

Dear Mr. Rosenberg:

We have received the September 19, 2008 letter from the staff of the Securities and Exchange Commission regarding its review of the Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007. We will provide a response to the staff’s comments no later than October 10, 2008.

If you have any questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Andrew G. Barnett

Andrew G. Barnett
Chief Executive Officer